Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: 212-837-6000 Fax: 212-422-4726 hugheshubbard.com

          April 16, 2010

Mr. Tarik Gause
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Cenveo Corporation
Registration Statement on Form S-4
File No. 333-165394 (“Form S-4”)

Dear Mr. Gause:

On behalf of Cenveo Corporation (the “Company”) and the other registrants in the Form S-4 (each a “Registrant” and collectively the “Registrants”), we hereby respond to your letter dated March 26, 2010 (the “Comment Letter”) containing comments from the staff (the “Staff”) of the Securities and Exchange Commission  (the “Commission”) relating to the Form S-4.  The Form S-4 registers under the Securities Act of 1933, as amended (the “Securities Act”), the exchange offer (the “Exchange Offer”) of $400,000,000 aggregate principal amount of the Company’s 8.875% Senior Second Lien Notes due 2018 (the “Exchange Notes”) and the other Registrants’ guarantees thereof (the “Exchange Guarantees”) for the Company’s outstanding 8.875% Senior Second Lien Notes due 2018 (the “Outstanding Notes”) and the other Registrants’ guarantees thereof (the “Outstanding Guarantees”).  Simultaneously herewith, Amendment No. 1 (“Amendment No. 1”) to the Form S-4 has been filed with the Commission.

Please note that (i) the Company is registering the Exchange Notes and the other Registrants are registering the Exchange Guarantees in reliance on the Staff positions enunciated in Exxon Capital Holdings Corp. (available May 13, 1989), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), (ii) no Registrant nor any affiliate of any Registrant has entered into any arrangement or understanding with any person to distribute the Exchange Notes and Exchange Guarantees and (iii) to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes and Exchange Guarantees in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of such securities.  In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus included in the Form S-4 (the “Prospectus”)  or letter of transmittal) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes and Exchange Guarantees to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.  The Registrants (i) will make each person participating in the Exchange Offer aware (through the Prospectus or letter of transmittal) that any broker-dealer who holds Outstanding Notes and Outstanding Guarantees acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes and Exchange Guarantees in exchange for such Outstanding Notes and Outstanding Guarantees pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, in connection with any resale of such Exchange Notes and Exchange Guarantees and (ii) will include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer, if the exchange offeree is a broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.  The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Below we have reproduced the comments in the Comment Letter followed by the Registrants’ respective responses.

General

1.
We note that you appear to be registering the senior second lien notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter on EDGAR stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. However, if you are not relying on this line of no-action letters, please advise.

The Registrants have complied with the comment above.

Exhibit 5.1

2.
We note that your legal opinion is limited to the substantive laws of the State of New York, the General Corporation Law of the State of Delaware, the Delaware Limited Liability Company Act, and the laws of the United States. However, we also note that the subsidiary guarantors are incorporated or organized in states other than New York or Delaware. Please revise your legal opinion so that it also covers the laws of those respective jurisdictions or file separate opinions.

The revised legal opinion is filed with Amendment No. 1 and complies with the comment.

3.	Please remove all references to facts and law as of the date of your opinion or provide an opinion dated the date of effectiveness.

The revised legal opinion is filed with Amendment No. 1 and complies with the comment.

4.
Please delete the fourth through sixth sentences of assumption A on page 2. A conclusion that the LLC agreements of various guarantors are binding and enforceable appears fundamental to finding that the guarantees are binding on them, these assumptions appear inappropriate.

The revised legal opinion is filed with Amendment No. 1 and complies with the comment.

*    *    *   *

The Registrants hereby acknowledge that:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in the Form S-4;

•
Comments from the Staff or changes to disclosure in response to Staff comments in the Form S-4 do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form S-4; and

•	The Registrants may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary J. Simon
Gary J. Simon
Partner